Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

April 2, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719	Fax Nos.: 022-26598120/ 26598237

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Dr. Reddy’s Laboratories Limited (BSE: 500124, NSE: DRREDDY, NYSE: RDY referred to as “the Company”) announces that it has entered into a confidential settlement agreement with Celgene (NASDAQ:CELG) for its Abbreviated New Drug Submissions (ANDS) related to a generic version of REVLIMID® brand capsules, (Lenalidomide) pending before Health Canada.

Pursuant to this confidential settlement, the parties agreed to discontinue all legal proceedings involving certain of Celgene’s Canadian patents related to Lenalidomide and the Company’s ANDS for a generic versions of Celgene’s Lenalidomide capsules pending before Health Canada. Other terms of the agreement are confidential.

This is for your information and record.

With regards,

Vikas Sabharwal

Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)